UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 8)
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$446,033	$24.88

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)
Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No.8 amends and supplements the Tender Offer Statement under cover of Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 9, 2009 by Colonial Commercial Corp. (the “Company”), as amended by Amendment No. 1 to Schedule TO filed on July 14, 2009, as amended by Amendment No. 2 to Schedule TO filed on August 7, 2009, as amended by Amendment No. 3 to Schedule TO filed on August 20, 2009, as amended by Amendment No. 4 to Schedule TO filed on August 21, 2009, as amended by Amendment No. 5 to Schedule TO filed on September 23, 2009, as amended by Amendment No. 6 to Schedule TO filed on September 24, 2009 and as amended by Amendment No. 7 to Schedule TO filed on October 7, 2009.

The information in the Offer to Purchase for Cash is incorporated into this Final Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting the following:

The Offer to Purchase for Cash expired at 12 midnight New York City time on October 20, 2009.

Pursuant to the Offer to Purchase for Cash, 154,834 shares of Convertible Preferred Stock, par value $0.05 per share (the “Preferred Stock”) were tendered pursuant to the Tender Offer.  There are currently 542 holders of record of Preferred Stock.  The Company continues as an SEC reporting company because there are currently more than 300 holders of record of Preferred Stock.

The Company will promptly pay an aggregate of approximately $193,543 to those stockholders that tendered their shares of Preferred Stock pursuant to the Offer to Purchase for Cash.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

Dated: October 26, 2009

By: /s/ William Pagano
Name: William Pagano
Title: Chief Executive Officer